

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   <u>**FOR IMMEDIATE RELEASE**</u>
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS SECOND-QUARTER 2016 FINANCIAL RESULTS
Operating Income Rises 1.3% and Adjusted Operating Income Increases 0.6% on 3.9% Lower Sales
Food Service Equipment Group Expands Operating Margins 40 bps to 7.4%
Adjusted Earnings Per Diluted Shares Rises 5.2% to $1.02

SALEM, NH – February 2, 2016 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the second quarter of fiscal year 2016.

Second Quarter Fiscal 2016 Results from Continuing Operations

- Net sales decreased 3.9% to $181.9 million from $189.3 million in the second quarter of fiscal 2015. Organic sales decreased 2.4%, foreign exchange had a negative effect of 2.5%, and acquisitions contributed positive 1.0% year over year.

- Income from operations was $16.1 million, compared with $15.9 million in the second quarter of fiscal 2015. Net income from continuing operations was $12.4 million, or $0.97 per diluted share, including tax-effected $1.1 million of restructuring charges, $0.3 million of acquisition-related charges, and discrete and other tax benefits of $0.7 million. This compares with second quarter fiscal 2015 net income from continuing operations of $11.3 million, or $0.88 per diluted share, including tax-effected $0.8 million of restructuring charges, $0.7 million of purchase accounting, and $0.2 million in discrete and other tax benefits. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $13.1 million, or $1.02 per diluted share, compared with $12.5 million, or $0.97 per diluted share, in the second quarter of fiscal 2015.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $20.7 million, compared with $20.3 million in the second quarter of fiscal 2015. Excluding the previously mentioned items from both periods, adjusted EBITDA for the second quarter of fiscal 2016 was $22.6 million, compared with $22.3 million in the year-earlier quarter.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $144.2 million at the end of the second quarter of fiscal 2016, compared with $147.2 million a year earlier. Working capital turns were 5.0 in the second quarter fiscal 2016 and 5.1 in the year-earlier quarter.

- The Company closed the quarter with net debt of $4.7 million, compared with $41.8 million at December 31, 2014 and $5.6 million at June 30, 2015.

- A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"We performed well operationally in the second fiscal quarter, reporting margin expansion in four of our five businesses, excluding purchase accounting," said President and CEO David Dunbar. "Second-quarter revenues were down 3.9% from the prior year to $181.9 million, with foreign exchange having a negative effect of 2.5% and acquisitions contributing positive 1%. Second-quarter adjusted EPS was up 5.2% year-over-year. In the Food Service Equipment Group, our focus continues to be on operational improvement initiatives and lowering material costs. We generated a 7.4% EBIT margin in

Q2 in Food Service, up from 7.0% last year, despite a 7.7% decline in sales. Engraving had another record quarter, and we maintained the positive momentum at Electronics and Hydraulics. While Engineering Technologies continued to be affected by the decline in the oil and gas markets, we are making progress in capitalizing on aviation opportunities."

Segment Review

Food Service Equipment Group sales decreased 7.7% year-over-year, and operating income was down 3.0%.

"Margin improvement continues to be a key area of focus for us within Food Service, and we achieved a 40 basis point increase year over year in Q2," said Dunbar. "This is even more impressive given the decline in sales, driven primarily by lower volume at Refrigeration. We are encouraged that our operational excellence initiatives are achieving the intended results, both in the short and long-term. With these operational excellence initiatives in place and performance heading in the right direction, the team is currently reviewing its commercial strategic initiatives, ensuring that the business remains aligned with the Standex 2020 Vision."

Engraving Group sales increased 19.9% year-over-year, partially offset by a 9.9% negative effect from foreign exchange, while operating income was up 25.2%, compared with last year.

"The Engraving Group had another strong quarter, achieving record sales and operating income," said Dunbar. "Sales growth of 19.9% was primarily driven by a double-digit increase in our Mold Tech business across all of our regions, as demand for automotive molds remain strong. In addition to the strong performance at Mold Tech, sales also increased at our Roll, Plate and Machinery business due to large plate orders. The demand trends and momentum at Engraving are strong and we expect this to continue throughout fiscal 2016.[1]"

Engineering Technologies Group sales declined 22.2% year-over-year, and operating income decreased 35.0%.

"Organic sales were down 21.7% in constant currency year-over-year, primarily due to lower energy market sales. Sales declines were partially offset by increased sales in aviation," said Dunbar. "We have put cost reductions in place to offset the lower demand in the oil and gas markets and we have shifted our focus to the aviation market, where we are seeing good demand. We exited Q1 with an operating margin of 3.6%. Sequentially, operating margins have improved to 10.1% in Q2. Looking forward, we anticipate exiting the fourth quarter of 2016 with margin improvements generated from sales and margin growth in aviation and an easier year-over-year comparison in the oil and gas market. [1] Operating margins should be in the mid-teens for Q4.[1] We continue to be excited about our Enginetics acquisition and aviation opportunities as we invest capital and install capacity for the ramp up of our long-term awards.[1]"

Electronics Products Group sales were up 1.9% year-over-year. Acquisitions contributed 7.2%, partially offset by a negative currency effect of 5.2%. Operating income was down 4.5%.

"Electronics sales increased 1.9%, primarily due to the acquisition of Northlake at the beginning of Q2," said Dunbar. "China and Europe grew, but were offset by softness and continued customer inventory adjustments in North America. Northlake directly supports our Electronics Group strategy to expand our high-reliability magnetics business into adjacent markets, such as medical equipment and power generation, to drive growth and profitability. We remain optimistic about the Electronics business long term.[1] Going forward, we are focused on new business opportunities, strategic laneways and market tests aimed at increased volumes.[1]"

The Hydraulics Products Group reported a 2.7% year-over-year sales increase, while operating income rose 4.6%.

"Sales were up 2.7% year-over-year, primarily related to the dump truck and trailer market, which is tied to the strong North American construction environment," said Dunbar. "We are gaining share in the U.S. in mobile hydraulic cylinders by having quick turnaround in custom quotations and short delivery times. Looking ahead, we are focused on developing unique custom engineering capabilities to solve customer issues and utilizing our dual production capabilities in North America and China. [1]"

Business Outlook

"While foreign exchange and the oil and gas market have taken their toll on our results in recent quarters, we are fortunate that our exposure to these areas and to China is relatively low," said Dunbar. "Moving forward, we'll continue to exercise caution around currency expectations, the oil and gas markets and regional economic conditions.[1] Across the organization we are focused on executing on the four pillars of the Standex Value Creation System to drive performance in the business. These include the balanced performance plan process, the growth disciplines, operational excellence, and talent management. This is a long-term journey, but we are reaping the rewards from these initiatives and look forward to continued success in these areas.[1]"

Conference Call Details

Standex will host a conference call for investors today, February 2, 2016 at 10:00 a.m. ET. On the call, David Dunbar, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Interested parties may access the call by dialing (877) 847-6070 in the U.S. and (631) 813-4923 internationally; the passcode is 19890649. The live audio feed of the call, which will be supplemented by a slide presentation, can be accessed in the "Webcasts and Presentations" tab in the "Investors" section of the company's website, located at: www.standex.com. For those unable to participate in the live conference call, a playback will be available through February 9, 2016. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 19890649. The webcast replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

[1] *Safe Harbor Language*
Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically economic conditions in the oil and gas market, the impact of foreign exchange, increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2015, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation
Consolidated Statement of Operations

(In thousands, except share data)	Three Months Ended December 31, 2015	Three Months Ended December 31, 2014	Six Months Ended December 31, 2015	Six Months Ended December 31, 2014
Net sales	$ 181,948	$ 189,337	$ 380,346	$ 391,364
Cost of sales	123,713	130,537	253,559	266,452
Gross profit	58,235	58,800	126,787	124,912
Selling, general and administrative expenses	40,696	41,854	84,626	85,808
Restructuring costs	1,477	1,094	2,996	1,956
Other operating (income) expense, net	-	-	-	59
Income from operations	16,062	15,852	39,165	37,089
Interest expense	731	788	1,375	1,431
Other (income) expense, net	(294)	(188)	(484)	(453)
Total	437	600	891	978
Income from continuing operations before income taxes	15,625	15,252	38,274	36,111
Provision for income taxes	3,179	3,989	9,687	9,921
Net income from continuing operations	12,446	11,263	28,587	26,190
Income (loss) from discontinued operations, net of tax	(75)	(79)	(235)	(454)
Net income	$ 12,371	$ 11,184	$ 28,352	$ 25,736
Basic earnings per share:				
Income from continuing operations	$ 0.98	$ 0.89	$ 2.26	$ 2.07
Income (loss) from discontinued operations	(0.01)	(0.01)	(0.02)	(0.04)
Total	$ 0.97	$ 0.88	$ 2.24	$ 2.03
Diluted earnings per share:				
Income from continuing operations	$ 0.97	$ 0.88	$ 2.24	$ 2.04
Income (loss) from discontinued operations	(0.01)	(0.01)	(0.02)	(0.04)
Total	$ 0.96	$ 0.87	$ 2.22	$ 2.00
Average Shares Outstanding				
Basic	12,692	12,656	12,675	12,655
Diluted	12,791	12,802	12,777	12,818


Standex International Corporation
Condensed Consolidated Balance Sheets


(In thousands)		December 31, 2015		June 30, 2015
ASSETS				
Current assets:				
Cash and cash equivalents	$	104,214	$	96,128
Accounts receivable, net		91,977		110,478
Inventories		108,987		108,305
Prepaid expenses and other current assets		5,692		7,070
Income taxes receivable		7,100		747
Deferred tax asset		12,700		12,674
Total current assets		330,670		335,402
Property, plant, equipment, net		109,240		108,536
Intangible assets, net		40,456		38,048
Goodwill		160,241		154,732
Deferred tax asset		850		917
Other non-current assets		19,000		21,428
Total non-current assets		329,787		323,661
Total assets	$	660,457	$	659,063
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	56,802	$	80,764
Accrued liabilities		49,957		47,742
Income taxes payable		9,049		10,285
Total current liabilities		115,808		138,791
Long-term debt		108,933		101,753
Accrued pension and other non-current liabilities		69,622		69,949
Total non-current liabilities		178,555		171,702
Stockholders' equity:				
Common stock		41,976		41,976
Additional paid-in capital		50,085		47,254
Retained earnings		657,887		632,864
Accumulated other comprehensive loss		(101,824)		(93,017)
Treasury shares		(282,030)		(280,507)
Total stockholders' equity		366,094		348,570
Total liabilities and stockholders' equity	$	660,457	$	659,063

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

(In thousands)		Six Months Ended December 31,		
		2015		**2014**
Cash Flows from Operating Activities				
Net income	$	28,352	$	25,736
Income (loss) from discontinued operations		(235)		(454)
Income from continuing operations		28,587		26,190
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		8,804		8,305
Stock-based compensation		2,806		1,669
Non-cash portion of restructuring charge		1,941		(74)
Excess tax benefit from share-based payment activity		(809)		(1,644)
Contributions to defined benefit plans		(645)		(491)
Net changes in operating assets and liabilities		(9,817)		(22,157)
Net cash provided by operating activities - continuing operations		30,867		11,798
Net cash provided by (used in) operating activities - discontinued operations		(652)		(657)
Net cash provided by (used in) operating activities		30,215		11,141
Cash Flows from Investing Activities				
Expenditures for property, plant and equipment		(8,724)		(13,961)
Expenditures for acquisitions, net of cash acquired		(13,544)		(57,149)
Proceeds from sale of real estate and equipment		235		115
Other investing activities		-		1,128
Net cash (used in) investing activities from continuing operations		(22,033)		(69,867)
Net cash (used in)investing activities from discontinued operations		2,803		-
Net cash (used in) investing activities		(19,230)		(69,867)
Cash Flows from Financing Activities				
Proceeds from borrowings		48,500		245,500
Payments of debt		(41,500)		(164,700)
Activity under share-based payment plans		745		613
Excess tax benefit from share-based payment activity		809		1,644
Purchase of treasury stock		(3,053)		(8,067)
Cash dividends paid		(3,294)		(2,783)
Net cash provided by (used in) financing activities		2,207		72,207
Effect of exchange rate changes on cash		(5,106)		(5,170)
Net changes in cash and cash equivalents		8,086		8,311
Cash and cash equivalents at beginning of year		96,128		74,260
Cash and cash equivalents at end of period	$	104,214	$	82,571


Standex International Corporation
Selected Segment Data


(In thousands)		Three Months Ended December 31,			Six Months Ended December 31,	
		2015	**2014**		**2015**	**2014**
Net Sales						
Food Service Equipment	$	90,936	$ 98,533	$	198,149	$ 212,366
Engraving		31,935	26,625		65,456	54,713
Engineering Technologies		20,711	26,605		39,422	46,724
Electronics Products		28,350	27,823		56,336	57,293
Hydraulics Products		10,016	9,751		20,983	20,268
Total	$	181,948	$ 189,337	$	380,346	$ 391,364
Income from operations						
Food Service Equipment	$	6,704	$ 6,912	$	20,728	$ 18,585
Engraving		7,443	5,947		17,350	12,890
Engineering Technologies		2,093	3,218		2,768	5,438
Electronics Products		4,525	4,738		10,075	10,284
Hydraulics Products		1,519	1,452		3,495	3,174
Restructuring		(1,477)	(1,094)		(2,996)	(1,956)
Other operating income (expense), net		-	-		-	(59)
Corporate		(4,745)	(5,321)		(12,255)	(11,267)
Total	$	16,062	$ 15,852	$	39,165	$ 37,089

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

(In thousands, except percentages)	Three Months Ended December 31, 2015	Three Months Ended December 31, 2014	% Change	Six Months Ended December 31, 2015	Six Months Ended December 31, 2014	% Change
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$ 16,062	$ 15,852	1.3%	$ 39,165	$ 37,089	5.6%
Adjustments:						
Restructuring charges	1,477	1,094		2,996	1,956	
Acquisition-related costs	423	911		423	1,696	
Adjusted income from operations	$ 17,962	$ 17,857	0.6%	$ 42,584	$ 40,741	4.5%
Interest and other income (expense), net	(437)	(600)		(891)	(978)	
Provision for income taxes	(3,179)	(3,989)		(9,687)	(9,921)	
Discrete and other tax items	(721)	(239)		(721)	(239)	
Tax impact of above adjustments	(490)	(525)		(882)	(957)	
Net income from continuing operations, as adjusted	$ 13,135	$ 12,504	5.0%	$ 30,403	$ 28,646	6.1%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported	$ 15,625	$ 15,252		$ 38,274	$ 36,111	
Add back:						
Interest expense	731	788		1,375	1,431	
Depreciation and amortization	4,390	4,294		8,804	8,305	
EBITDA	$ 20,746	$ 20,334	2.0%	$ 48,453	$ 45,847	5.7%
Adjustments:						
Restructuring charges	1,477	1,094		2,996	1,956	
Acquisition-related costs	423	911		423	1,696	
Adjusted EBITDA	$ 22,646	$ 22,339	1.4%	$ 51,872	$ 49,499	4.8%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$ 22,994	$ 22,757		$ 30,867	$ 11,798	
Less: Capital expenditures	(3,387)	(6,762)		(8,724)	(13,961)	
Free operating cash flow	$ 19,607	$ 15,995		$ 22,143	$ (2,163)	
Net income from continuing operations	12,446	11,263		28,587	26,190	
Conversion of free operating cash flow	157.5%	142.0%		77.5%	-8.3%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

Adjusted earnings per share from continuing operations	Three Months Ended December 31,		% Change	Six Months Ended December 31,		% Change
	2015	**2014**		**2015**	**2014**	
Diluted earnings per share from continuing operations, as reported	$ 0.97	$ 0.88	10.2%	$ 2.24	$ 2.04	9.8%
Adjustments:						
Restructuring charges	0.09	0.06		0.17	0.11	
Acquisition-related costs	0.02	0.05		0.02	0.10	
Discrete and other tax items	(0.06)	(0.02)		(0.06)	(0.02)	
Diluted earnings per share from continuing operations, as adjusted	$ 1.02	$ 0.97	5.2%	$ 2.37	$ 2.23	6.3%